Nuveen Funds Board of Directors Meeting

June 17, 2024

Item 3.

Annual review of fidelity bond coverage and consider approval of the joint participation in such policies and the manner in which premiums are allocated.

RESOLVED, that each Fund’s participation with certain other management investment companies advised by Nuveen Fund Advisors, LLC or Teachers Advisors, LLC in the purchase and maintenance of fidelity bond coverage as required by Rule 17g-1 under the 1940 Act, and the payment by each Fund of that portion of the premium for such coverage as may be allocated to it in accordance with its proportionate share of the aggregate net assets of the Funds, is hereby approved.

FURTHER RESOLVED, that the officers of each Fund be, and they hereby are, authorized and directed to make application for and maintain fidelity bond coverage for each Fund, jointly with such other Funds as they, in their judgment, shall deem advisable and to enter into an agreement substantially in the form presented to this meeting with the other insured Funds concerning such coverage as required by Rule 17g-1(f) under the 1940 Act.

FURTHER RESOLVED, that fidelity bond coverage insuring the Funds in the amount of $84.3 million, or such greater amounts as officers of the Funds may from time to time determine in accordance with the provisions of Rule 17g-1 of the 1940 Act, is hereby deemed to be reasonable in form and amount and is hereby approved.

FURTHER RESOLVED, that the Secretary or any Assistant Secretary of the Funds is hereby designated the officer to make the filings and give the notices required by Rule 17g-1 under the 1940 Act.